Exhibit 99.1

WHEATON PRECIOUS METALS ADOPTS CLIMATE CHANGE POLICY AND COMMITS TO NET ZERO CARBON EMISSIONS BY 2050

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VANCOUVER, BC, Feb. 9, 2022 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce enhanced climate change and environmental commitments through a number of new, formalized policies and initiatives as part of Wheaton's broader environmental, social and governance ("ESG") strategy.

"Today's announcement reinforces Wheaton's long-standing commitment to industry-leading ESG practices and to being an agent of change. These initiatives are not only critical to how we manage our business risk, but they are also the right thing to do," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "Along with our partners, we strongly believe that promoting responsible mining practices and developing clear roadmaps to reach net zero is more important than ever. Aligning our strategy and approach with the most recent climate science will allow us to continue our mandate of delivering long-term sustainable value to all our stakeholders through our streaming business model."

These enhanced climate change and environmental commitments include the following:

  Commitment to achieve net zero carbon emissions by 20501. This includes the establishment of targets across both Scope 2 and Scope 3 attributable emissions to support a 1.5° C trajectory. This target development process will begin immediately in collaboration with third-party partnership organizations to ensure that our targets align with the goals of the Paris Agreement, and regular updates will be provided beginning in Wheaton's 2021 Sustainability Report (the "Sustainability Report") to be published in May.
  Engagement with our mining partners to encourage the establishment of emissions targets to support a 1.5° C trajectory at their operations.
  Establishment of a fund to support our mining partners' efforts to move to renewable energy sources and / or reduce emissions at the mines in which we have an interest. Accessible to all mining partners, Wheaton has made a $4 million initial commitment, representing 1% of its average net income of the previous four years.

Wheaton's detailed approach to climate change, including comprehensive information on climate related financial risks and opportunities, will be disclosed in its upcoming Sustainability Report to be published in May and will be aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The Sustainability Report will also provide inaugural quantification of Wheaton's Scope 3 emissions for its Investments (Category 15).

Wheaton's full climate change and environmental policy is available here. To find out more about Wheaton's ESG approach, visit https://www.wheatonpm.com/responsibility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKINGSTATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to Wheaton's climate change and environmental commitments, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2020 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that Wheaton will be able to achieve climate change and environmental commitments, there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

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[1]	Net zero includes emissions reductions in line with a 1.5 trajectory across Scopes 1, 2 and 3. Achievement of net zero may include the use of offsets for residual emissions in 2050.

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SOURCE Wheaton Precious Metals Corp.

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For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 07:00e 09-FEB-22